===============================================================================




                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of         June                                       2005
                         --------------------------------------   -------------
Commission File Number   0-29898
                         --------------------------------------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F                    Form 40-F     X
                           ----------------             ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                          No     X
                     ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


===============================================================================

DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
--------
    1      Management Information Circular, dated May 31, 2005
    2      Form of Proxy
    3      Notice of Annual Meeting of the Shareholders, dated May 31, 2005

                                                                     DOCUMENT 1

                          RESEARCH IN MOTION LIMITED

                        Annual Meeting of Shareholders

                          to be held on July 18, 2005

                        MANAGEMENT INFORMATION CIRCULAR

                            SOLICITATION OF PROXIES

This Management Information Circular and accompanying form of proxy are furnished in connection with the solicitation by or on behalf of management of Research In Motion Limited (the "Company") of proxies to be used at the annual meeting of the shareholders of the Company (the "Meeting") to be held on Monday, July 18, 2005 at 6:30 p.m. at the Perimeter Institute For Theoretical Physics, 31 Caroline Street North, Waterloo, Ontario and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting ("Notice of Meeting"). Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile by the regular employees of the Company at nominal costs. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this information circular, the Notice of Meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.


             APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder has the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, on or before 5:00 p.m. (Eastern Standard time) on July 14, 2005 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or its attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

                       EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favor of management nominees will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. If a specification is not made with respect to any matter the proxy will confer discretionary authority and will be voted FOR the election of individuals listed herein as directors of the Company, FOR the appointment of Ernst & Young LLP as auditors of the Company and FOR the approval of the establishment of the Company's restricted share unit plan. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his or her judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

                 ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold common shares of the Company ("Common Shares") in their own name, and thus are considered non-registered shareholders. Shareholders who do not hold their Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker or another similar entity (called an "Intermediary"). Common Shares held by an Intermediary can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings in certain circumstances. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

                                    QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20 per cent of the Company's Common Shares will constitute a quorum at the Meeting. The Company's list of shareholders as of the record date (defined below) has been used to deliver to shareholders the Notice of Meeting of Shareholders and this Management Information Circular as well as to determine who is eligible to vote.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. As at the date hereof, 190,781,957 Common Shares of the Company are issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding. To the knowledge of the directors and officers of the Company, the only person or company beneficially owning, directly or indirectly, or exercising control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company is set forth in the following table:


------------------------------------------------------------------------------------------------------------
            Name of Beneficial Shareholder            Number of Common Shares       Percentage of Common
                                                                                           Shares
------------------------------------------------------------------------------------------------------------
Fidelity Management and Research Company(1)                  27,111,260                    14.21%
------------------------------------------------------------------------------------------------------------

(1) This information reflects share ownership as of December 16, 2004 and is taken from an Early Warning Report filed by Fidelity Management &
         Research Company in accordance with National Instrument 62-103 on
         December 16, 2004.

Unless otherwise specified herein, all references to dollar amounts shall be to United States ("US") dollars. All Canadian dollar amounts have been converted into US dollars at the following average rates:

Fiscal 2005: US $1.00 = CDN $1.2882
Fiscal 2004: US $1.00 = CDN $1.3624
Fiscal 2003: US $1.00 = CDN $1.5584

Any amounts in Canadian dollars have been highlighted by the inclusion of prefix "CDN" before a specified dollar amount.

                                  RECORD DATE

Persons registered on the books of the Company at the close of business on May 30, 2005 (the "record date") and persons who are transferees of Common Shares acquired after such record date and who have produced, not later than ten (10) days before the Meeting, properly endorsed certificates evidencing transfer of such shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting. Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Company's transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Company or its shareholders.

                   BUSINESS TO BE TRANSACTED AT THE MEETING

Election of Directors

The Board of Directors of the Company presently consists of seven (7) directors to be elected annually. In accordance with the Business Corporations Act (Ontario), the directors are authorized from time to time to fix the number of directors, between a minimum of one (1) and a maximum of fifteen
(15) persons, without the prior consent of the shareholders. The number of directors to be elected at the Meeting has been fixed at seven (7) persons. All of the nominees are now directors of the Company and have been directors since the dates indicated below. Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the seven (7) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, the date on which each director first became a director of the Company, all positions and offices with the Company held by each director, and the number of Common Shares of the Company beneficially owned, directly or indirectly, by each director as at the date hereof.


-------------------------------------------------------------------------------------------------------------------
  Name, Present Principal Occupation and    Director Since    Position(s) with            Number of Common
         Municipality of Residence                              the Company           Shares Beneficially Owned,
                                                                                       Directly or Indirectly or
                                                                                         Over Which Control or
                                                                                        Direction is Exercised (1)
-------------------------------------------------------------------------------------------------------------------
  Michael Lazaridis,                             1984        President, Co-Chief              11,764,650
  President and Co-Chief Executive Officer                   Executive Officer, and
  of the Company                                             Director
  Waterloo, Ontario, Canada
-------------------------------------------------------------------------------------------------------------------
  James L. Balsillie,                            1993        Chairman, Co-Chief               11,357,854
  Chairman and Co-Chief  Executive  Officer                  Executive Officer and
  of the Company                                             Director
  Waterloo, Ontario, Canada
-------------------------------------------------------------------------------------------------------------------
  Douglas E. Fregin,                             1985        Vice-President,                   5,106,054
  Vice-President, Operations of the Company                  Operations
  Waterloo, Ontario, Canada                                  and Director
-------------------------------------------------------------------------------------------------------------------
  Kendall Cork (2)(3)(4)                         1999        Director                            7,420
  Managing Director,
  Sentinel Associates Ltd.
  Hillsburgh, Ontario, Canada
-------------------------------------------------------------------------------------------------------------------
  James Estill (2)(4)                            1997        Director                             Nil
  Chief Executive Officer,
  SYNNEX Canada Limited
  Guelph, Ontario, Canada
-------------------------------------------------------------------------------------------------------------------
  John E. Richardson (2)(4)                      2003        Director                            2,500
  Chairman, Ontario Pension Board
  Toronto, Ontario, Canada
-------------------------------------------------------------------------------------------------------------------
  Dr. Douglas Wright (2)(3)(4)                   1995        Director                           20,000
  President Emeritus, University
  of Waterloo
  Waterloo, Ontario, Canada
-------------------------------------------------------------------------------------------------------------------

(1)      The information as to Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees individually.
(2)      Member of the Audit Committee.
(3)      Member of the Compensation Committee.
(4)      Member of the Nominating Committee.



The following sets out the principal occupation, business or employment of each director and other biographical information.

Mr. Lazaridis has served as a director of the Company since 1984 and is the co-founder, President and Co-Chief Executive Officer of the Company. Mr. Lazaridis holds an honorary Doctor of Engineering degree from the University of Waterloo and is currently the University's Chancellor. In recognition of his leadership and innovation, Mr. Lazaridis was named by the Globe and Mail as Canada's Nation Builder of the Year for 2002. Mr. Lazaridis has more than fifty patents issued and has been granted dozens of industry and community awards for his innovations in wireless radio technology and software. In 2002,

Mr. Lazaridis established the Perimeter Institute for Theoretical Physics, which is establishing itself as a leading international center of research in foundational theoretical physics.

Mr. Balsillie has served as a director of the Company since 1993 and is the Chairman and Co-Chief Executive Officer of the Company. Mr. Balsillie is a Chartered Accountant and received a Bachelor of Commerce Degree from the University of Toronto and an MBA from Harvard Business School. Mr. Balsillie also holds an Honorary Doctorate Degree from Wilfrid Laurier University. In addition, Mr. Balsillie holds an FCA from the Institute of Chartered Accountants of Ontario. Prior to joining the Company in 1992, Mr. Balsillie was Executive Vice President and a member of the Board of Directors with Sutherland-Shultz Limited in Kitchener, Ontario. Mr. Balsillie has also held the positions of Senior Associate, Strategy Consulting Group and Senior Accountant, Entrepreneurial Services Group at Ernst & Young in Toronto. In 2002, Mr. Balsillie founded the Centre for International Governance Innovation, a research institute focused on the restructuring of international governance practices, with a particular emphasis on financial and economic institutions.

Mr. Fregin has served as a director of the Company since 1985 and is the co-founder and Vice President of Operations of the Company. Mr. Fregin studied Electrical Engineering at the University of Windsor and is actively involved in product hardware development and design for the BlackBerry product line. He is also involved in the evaluation and development of new technologies in the Printed Wiring Boards industry. Mr. Fregin served as Vice President of Hardware Design at the Company from 1984 to 1988.

Mr. Cork has served as a director of the Company since 1999 and is the Managing Director of Sentinel Associates Limited, a consulting firm in corporate direction. Mr. Cork graduated with a Bachelor of Commerce Degree from the University of Toronto. Mr. Cork was the Chairman and President of E-L Financial Corporation from 1991 to 1997, and was the Vice Chairman from 1997 to 2003. In addition, Mr. Cork was the Senior Vice President-Treasurer with Noranda Inc. from 1980 to 1987, and held various other positions at Noranda Inc. from 1959 to 1980. He is a current director of United Corporations, InternetSecure, the Perimeter Institute for Theoretical Physics, and the Centre for International Governance Innovation. Mr. Cork has served on numerous other boards in the past, including E-L Financial, Empire Life, the Dominion of Canada General Insurance Company, The Bank of Nova Scotia, McCain Foods, MacMillan Bloedel, Polysar Inc., Brunswick Mining and Smelting, Central Canada Potash, Rudolf Wolff, Noranda Sales and University of Toronto Press. Mr. Cork has published on financial matters for the Canadian Royal Commission on Banking and Finance, and was honored as a Distinguished Business Alumni from the University of Toronto.

Mr. Estill has served as a director of the Company since 1997 and since September 2004 has been the Chief Executive Officer of SYNNEX Canada Limited ("SYNNEX"). SYNNEX, a wholly-owned subsidiary of SYNNEX Corporation, is a leading distributor of technology products to more than 8,000 resellers throughout Canada. Prior to the acquisition by SYNNEX of EMJ Data Systems Ltd., in September 2004, Mr. Estill was the founder, President and CEO of EMJ Data Systems. Mr. Estill is a graduate of the University of Waterloo and holds a B.A. Sc. Systems Design Engineering. Mr. Estill is a frequent speaker at industry trade shows and publishes on the subjects of entrepreneurship, business, computer industry trends, negotiation skills, and time management.

Mr. Richardson has served as a director of the Company since 2003. Mr. Richardson has a Bachelor of Commerce Degree from the University of Toronto, an MBA from the Harvard Business School and an FCA from the Institute of Chartered Accountants of Ontario. Mr. Richardson was appointed Chairman of the Ontario Pension Board in July 2004. Mr. Richardson was previously a Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and CEO of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with The Insurance Bureau of Canada, and the Facility Association. Mr. Richardson is currently a board member of Intertape Polymer Group Inc.

Dr. Wright has served as a director of the Company since 1995 and is currently the President Emeritus of the University of Waterloo. Dr. Wright is a former President of the University of Waterloo and was the first Dean of Engineering at the University of Waterloo. Dr. Wright is a director of several companies in Canada, the United States and Britain including Geometrica Inc. and Glenmount International. He is a Fellow of the Canadian Academy of Engineering and an Officer in the Order of Canada. Dr. Wright received the Entrepreneur of the Year Award for Canada in 1997.

Appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

The Company's auditors for fiscal 2005 were Ernst & Young LLP. Ernst & Young LLP have been auditors of the Company beginning with the fiscal year ended February 28, 1997.

The Board of Directors recommends a vote "for" the re-appointment of Ernst & Young LLP as independent auditors of the Company for the fiscal year ended February 25, 2006 and "for" authorizing the Board of Directors to fix the auditor's remuneration.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP as auditor of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Audit Fees

In fiscal 2005, the Company incurred fees of $706,000 for audit services ("Audit Services") from Ernst & Young LLP. In fiscal 2004, the Company incurred fees of $531,000 for Audit Services from Ernst & Young LLP.

Audit Related Fees

In fiscal 2005, the Company incurred fees of $63,000 for assurance and related services from Ernst & Young LLP that were related to the performance of the audit or review of the Company's financial statements that do not form part of the Audit Services described above (the "Audit Related Fees"). In fiscal 2004, the Company incurred fees of $47,000 for Audit Related Fees from Ernst & Young LLP. These Audit Related Fees included accounting research and internal control review procedures.

Tax Fees

In fiscal 2005, the Company incurred fees of $56,000 for professional services rendered from Ernst & Young LLP for tax compliance, tax advice and tax planning (the "Tax Services"). In fiscal 2004, the Company incurred fees of $90,000 for Tax Services from Ernst & Young LLP. These Tax Services included services paid with respect to international tax compliance engagements.

Other information related to the composition of the Company's audit committee is found under the heading "Audit Committee" in the Company's 2005 Annual Information Form, which can be accessed at www.sedar.com.

Approval of Restricted Share Unit Plan

In 2005, the Board of Directors, on the recommendation of outside consultants, authorized, subject to regulatory and shareholders' approvals, the establishment of a restricted share unit plan (the "RSU Plan") to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation. The RSU Plan was also approved unanimously by all non-related directors of the Company. The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board of Directors with additional flexibility to recruit, motivate and retain employees through the issuance of restricted share units ("RSUs") to participants based on an assessment of the participant's current and potential ability to contribute to the success of the Company.

The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries (the "Designated Employees").

At any time, the aggregate number of Common Shares issued or which may be issued from treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which options are outstanding under the Stock Option Plan (as hereinafter defined) shall not exceed the total number of Common Shares currently reserved for issuance under the Company's Stock Option Plan.

The RSU Plan therefore does not provide any dilution beyond which already exists under the Stock Option Plan. There are currently 10,412,545 options outstanding under the Stock Option Plan and other stock option plans of the Company representing approximately 5.5% of the issued and outstanding Common Shares calculated on a non-diluted basis and 5,735,004 Common Shares are available for issuance under the Stock Option Plan representing approximately 3.0% of the issued and outstanding Common Shares. As a result, the total number of Common Shares issuable under the RSU Plan and the Stock Option Plan is 16,147,549 Common Shares (or approximately 8.5% of the issued and outstanding Common Shares). No RSUs have been granted to date.

RSUs are "phantom" shares that rise and fall in value based on the value of the Company's Common Shares, and are redeemed for either Common Shares issued from treasury, Common Shares purchased on the open market or the cash equivalent on the vesting dates established by the Board of Directors or committee thereof at the time of grant, in its sole discretion. Such Common Shares issued by the Company from treasury will be issued from the pool of Common Shares currently reserved for issuance pursuant to the Stock Option Plan and such Common Shares so issued under the RSU Plan will reduce the amount available for issuance under the Company's Stock Option Plan.

Under the RSU Plan, the value of each RSU issued pursuant to the RSU Plan will be the closing trading price of the Common Shares on the Toronto Stock Exchange ("TSX") or Nasdaq National Market ("Nasdaq") on the last trading day immediately preceding the vesting date of the RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares that may be issued to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

An RSU is exercisable into one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives ("Vesting Period"). The Board of Directors may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, the eligible participants under the RSU Plan and to change the provisions relating to insider restrictions described above. Subject to regulatory approval, all other amendments to the RSU Plan may be made by the Board of Directors without obtaining shareholder approval, such amendments including an amendment to the Vesting Period of an RSU or an amendment to the termination provisions of an RSU.

Upon a Designated Employee ceasing to be an employee of the Company for any reason prior to the Vesting Period, all RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Corporation, unless otherwise determined by the Board of Directors or a committee thereof at or after the time of the grant. Under the terms of the RSU Plan, the Board of Directors shall have the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the RSU Plan are not assignable or transferable, other than by will or the laws governing the devolution of property in the event of death, without the consent of the Board of Directors or committee thereof.

In addition, the Company is also asking shareholders to confirm that the Common Shares currently reserved under the Company's Stock Option Plan may, alternatively, be issued under the RSU Plan.

The Board of Directors recommends that the shareholders vote "For" the adoption of a resolution to approve the RSU Plan. A copy of the resolution is appended hereto as Schedule "B" to this Management Proxy Circular. In order to adopt the resolution approving the RSU Plan, at least a majority of the votes cast by holders of voting shares, present in person or by proxy, must be voted in favor of the resolution.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal years ended February 26, 2005, February 28, 2004 and March 1, 2003 by Michael Lazaridis, the President and Co-Chief Executive Officer of the Company, James
L. Balsillie, the Chairman and Co-Chief Executive Officer of the Company, Larry Conlee, the Chief Operating Officer, Product Development and Manufacturing of the Company, Donald Morrison, the Chief Operating Officer, BlackBerry of the Company and Dennis Kavelman, the Chief Financial Officer of the Company (collectively, the "Named Executive Officers").


--------------------------------------------------------------------------------------------------------------------------

Name and Principal   Fiscal          Annual Compensation(1)                Long Term Compensation            All Other
     Position         Year                                                                                  Compensation
                               -------------------------------------------------------------------------------------------
                                                     Other Annual   Securities    Securities    LTIP
                                 Salary     Bonus   Compensation(2)   Under        or Units     Payments
                                                                    Option (#)    Subject to
                                                                                    Resale
                                                                                 Restrictions
--------------------------------------------------------------------------------------------------------------------------

Michael Lazaridis,     2005     $388,139     Nil         Nil           Nil            Nil          Nil          Nil
President and
Co-Chief Executive     2004     $293,600     Nil         Nil         400,000          Nil          Nil          Nil
Officer
                       2003     $256,680     Nil         Nil         200,000          Nil          Nil          Nil

--------------------------------------------------------------------------------------------------------------------------

James L. Balsillie,    2005     $388,139     Nil         Nil           Nil            Nil          Nil          Nil
Chairman and
Co-Chief Executive     2004     $293,600     Nil         Nil         400,000          Nil          Nil          Nil
Officer
                       2003     $256,680     Nil         Nil         200,000          Nil          Nil          Nil

--------------------------------------------------------------------------------------------------------------------------

Larry Conlee,          2005     $388,139     Nil         Nil           Nil            Nil          Nil          Nil
Chief Operating
Officer, Product       2004     $294,880     Nil         Nil         100,000          Nil          Nil          Nil
Development and
Manufacturing          2003     $257,799     Nil         Nil         100,000          Nil          Nil      $116,813(3)

--------------------------------------------------------------------------------------------------------------------------

Donald Morrison,       2005     $368,732     Nil         Nil           Nil            Nil          Nil          Nil
Chief Operating
Officer, BlackBerry    2004     $293,600     Nil         Nil           Nil            Nil          Nil          Nil

                       2003     $224,595     Nil         Nil         100,000          Nil          Nil          Nil

--------------------------------------------------------------------------------------------------------------------------

Dennis Kavelman,       2005     $271,697     Nil         Nil           Nil            Nil          Nil          Nil
Chief Financial
Officer                2004     $198,180     Nil         Nil         200,000          Nil          Nil          Nil

                       2003     $173,259     Nil         Nil         120,000          Nil          Nil          Nil

--------------------------------------------------------------------------------------------------------------------------

Notes:
(1)  All compensation not paid in US dollars has been converted into US dollars.
(2)  Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold of the lesser of CDN$50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for the fiscal year.
(3)  During fiscal 2003 payments of $116,813 were made by the Company on behalf of Mr. Conlee in connection with his relocation to Waterloo. These payments include $81,000 for real estate commissions, $26,743 for land transfer, state and other taxes, and $9,070 for legal fees and other related costs.


The Company does not have a pension plan and has never granted stock appreciation rights to any of its directors, officers or employees.

Options Granted During the Most Recently Completed Financial Year

The Company did not grant any options to purchase Common Shares of the Company to any of the Named Executive Officers during the fiscal year ended February 26, 2005.

Options Exercised During the Most Recently Completed Financial Year

The following table sets forth the number of options exercised by Named Executive Officers and the number of unexercised options and value of unexercised in-the-money options for the Named Executive Officers during the fiscal year ended February 26, 2005.


--------------------------------------------------------------------------------------------------------------------------

                                                              Unexercised Options at    Value of Unexercised in-the-Money
                         Securities                             February 26, 2005       Options at February 26, 2005(1)
                         Acquired on     Aggregate Value          Exercisable/                   Exercisable/
        Name            Exercise (#)        Realized            Unexercisable (#)               Unexercisable
--------------------------------------------------------------------------------------------------------------------------

Michael Lazaridis            Nil               Nil             1,180,000 / 520,000          $68,096,043 / $23,115,942

--------------------------------------------------------------------------------------------------------------------------
James L. Balsillie           Nil               Nil             1,180,000 / 520,000          $68,096,043 / $23,115,942

--------------------------------------------------------------------------------------------------------------------------
Larry Conlee               170,000         $5,762,476            60,000 / 280,000           $2,319,252 / $14,401,962

--------------------------------------------------------------------------------------------------------------------------
Donald Morrison            370,000         $12,817,919            Nil / 240,000                 $0 / $11,615,861

--------------------------------------------------------------------------------------------------------------------------
Dennis Kavelman            140,000         $8,911,272            50,000 / 400,000           $2,199,319 / $17,692,670

--------------------------------------------------------------------------------------------------------------------------
Notes:

(1)  Based on a closing market price of $62.57 (CDN $80.60 converted to US dollars at an exchange rate of 1.2882) for the Common Shares of the Company on February 25, 2005 on the TSX (the last trading day in the fiscal year of the
     Company).

Management and Employment Contracts

Mr. Morrison is employed under a written employment contract that was entered into on July 5, 2000. Mr. Morrison's contract provides that termination of his employment with the Company without cause would entitle him to a payment equal to twelve months' base salary, target bonus and benefits at the time of such termination. No other Named Executive Officers have employment contracts with the Company.

Compensation of Directors

In fiscal 2005, all non-related directors received an annual retainer of CDN$20,000. All directors of the Company are eligible to participate in the Stock Option Plan established by the Company. No directors received any stock option grants in fiscal 2005. The non-related directors are reimbursed for out-of-pocket expenses for attending board and committee meetings.

Composition of Compensation Committee

The Compensation Committee of the Board of Directors consists of Dr. Douglas Wright and Mr. Kendall Cork, neither of whom has ever been: (1) an officer or employee of the Company or any of its subsidiaries; or (ii) indebted to the Company. In addition, no executive officer of the Company has served on the Board of Directors or the compensation committee of any other entity that has had one or more of the executive officers of such entity serve as a member the Company's Board of Directors or compensation committee.

Role of the Compensation Committee

The Compensation Committee is responsible for annually approving the compensation of the Co-Chief Executive Officers and for reviewing the compensation of the other Named Executive Officers. In addition, the Compensation Committee meets from time to time each year for the purpose of reviewing overall compensation policy for senior officers and competitive compensation data. The Compensation Committee makes specific recommendations to the Board of Directors on salaries of executive officers and bonus and stock option allocations. In consultation with the Board of Directors, the Compensation Committee assesses the performance of the Co-Chief Executive Officers each year using both financial and non-financial measurements. Recommendations of the Compensation Committee are reviewed and discussed by the full Board of Directors before final approval.

Compensation Committee Report on Executive Compensation

The Company intends to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements. Compensation should include:

     (a) fair and competitive compensation commensurate with an individual's experience and expertise in order to attract and retain highly qualified executives;
     (b) recognition and encouragement of leadership, entrepreneurial spirit and team work;
     (c) an alignment of the financial interests of the executives with the financial interest of the shareholders of the Company through stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate objectives; and
     (d) recognition of an individual's contribution to enhancement of shareholder value.

Mr. Balsillie, the Company's Co-Chief Executive Officer, has the responsibility to propose the level of salary and benefits for each of the other executive officers, other than Mr. Lazaridis. These are then reviewed and approved by the Compensation Committee.

The Committee also appreciates the importance of qualitative factors in assessing individual performance of its executive officers such as demonstrated leadership ability and the management and implementation of major projects and initiatives. No specific quantitative targets are set by the Committee but corporate performance is a factor that is considered when evaluating total compensation.

Components of Executive Compensation

There are three elements to the Company's executive compensation program:

o    base salary;
o    short-term compensation incentives for annual and personal performance;
     and
o long-term compensation incentives (stock option plan) related to long-term increase in share value.

Base Salary

The base salary for each executive is reviewed and established shortly after completion of each fiscal year. Base salaries are based on the executive's personal performance and seniority, contribution to the business of the Company, the size and stage of development of the Company and industry benchmarks. In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable the Company to attract and retain executives who can effectively contribute to the long-term success of the Company. The Company competes for talent on a global basis and uses compensation paid by global competitors as a benchmark.

Short-Term Compensation Incentives

The Company has in the past awarded discretionary bonuses; however, the Committee does not place great emphasis on annual bonuses. Bonuses have been awarded to certain executives where such executives have met personal objectives or where the Company has achieved certain objectives.

Long-Term Compensation Incentives

Long-term incentive compensation for executives is provided through grants of stock options pursuant to the Company's Stock Option Plan and is generally reviewed annually. The number of stock options granted is based on each individual's salary range, responsibility and performance and takes into account the number and terms of stock options that have been previously granted to that individual. During fiscal 2005, no options were granted to the Named Executive Officers of the Company.

Compensation of Co-Chief Executive Officers

The Compensation Committee evaluates total compensation in the context of each of the Co-Chief Executive Officers' leadership, performance and contributions, bearing in mind the principles of executive compensation set out above. In addition, the Compensation Committee, from time to time, reviews compensation paid to chief executive officers of comparable global technology companies. Currently, neither the short-term profitability of the Company nor the short-term market price of the shares of the Company is considered by the Compensation Committee in setting remuneration. The Compensation Committee is cognizant of each of the Co-Chief Executive Officer's significant shareholdings in the Company and the incentives thereby generated for long-term enhancement of shareholder value.

During the financial year ended February 26, 2005, Mr. Lazaridis and Mr. Balsillie each received annual base salaries of $388,139 and neither received a grant of stock options.

PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares of the Company with the cumulative total return of the S&P/TSX Total Return Index during the period from February 29, 2000 to February 25, 2005 based on the closing price of the Common Shares on February 29, 2000 and February 25, 2005 (the last trading day in the fiscal year of the Company) if CDN$100 was invested and all dividends were reinvested, if any:

Cumulative Total Return on CDN $100 Investment


                               [GRAPH OMITTED]


                     February 29,      February 28,       March 1,       February 28,    February 27,    February 25,
                         2000             2001             2002             2003             2004           2005
                         ----             ----             ----             ----             ----           ----

Common Shares          CDN $100        CDN $29.21       CDN $18.62        CDN $9.27       CDN $65.38     CDN $79.80

S&P/TSX  Total         CDN $100        CDN $89.53       CDN $86.86       CDN $75.26      CDN $102.74     CDN $115.89
Return Index


      SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Stock Option Plan (the "Stock Option Plan") for the benefit of employees, officers, consultants and directors of the Company. The following is a summary of the Stock Option Plan as currently in effect.

The purpose of the Stock Option Plan is to attract and retain employees and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company. As at the date hereof, the aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan and other stock option plans of the Company is 16,147,549, representing approximately 8.5% of the Company's current issued and outstanding Common Shares (on a non-diluted basis). Options to purchase an aggregate of 10,412,545 Common Shares, representing approximately 5.5% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), are currently outstanding under the Stock Option Plan. This leaves 5,735,004 Common Shares, representing approximately 3.0% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Stock Option Plan and the RSU Plan (if approved by shareholders). The Company granted 315,000 options to purchase Common Shares representing approximately 0.2% of the Company's current issued and outstanding Common Shares (on a non-diluted basis) during the financial year ended February 26, 2005.

The Stock Option Plan is administered by the Board of Directors and the Compensation Committee. Each of the Board of Directors and the Compensation Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan provides for an aggregate maximum reserve of 5% of the Company's issued and outstanding Common Shares for issuance to any one person. The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates cannot exceed 10% of the Company's issued and outstanding Common Shares, the maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the Company's issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the Company's issued and outstanding Common Shares.

Options granted under the Stock Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX or Nasdaq on the business day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the Board of Directors and Compensation Committee. Options typically vest equally over a five year period as to one-fifth after the first anniversary of the date of grant and as to additional one-fifths after the second, third, fourth and fifth anniversaries of the date of grant, with the Board of Directors or Compensation Committee having the authority to accelerate the vesting of all or any part of the options. Options are not assignable and terminate: (i) 90 days following the termination of an optionee's employment for any reason other than death; and
(ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board of Directors.

The Board of Directors reserves the right to amend, modify or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors. However, any amendment of the Stock Option Plan which would: (a) materially increase the benefits under the Stock Option Plan; (b) materially increase the number of Common Shares which may be issued under the Stock Option Plan; or (c) materially modify the requirements as to the eligibility for participation in the Stock Option Plan shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

The following table sets out as at February 26, 2005 the number of securities to be issued upon exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of securities remaining available for future issuance under equity compensation plans.


------------------------------------ ---------------------------- ------------------------- --------------------------
           Plan Category             Number of Securities to be       Weighted-average        Number of Securities
                                       issued upon exercise of       exercise price of       remaining available for
                                         outstanding options        outstanding options       future issuance under
                                                                                            equity compensation plans

------------------------------------ ---------------------------- ------------------------- --------------------------
Equity compensation plans approved           10,885,140                    $12.58                   6,293,744
by securityholders

------------------------------------ ---------------------------- ------------------------- --------------------------
Equity compensation plans not                  265,707                     $6.45                       Nil
approved by securityholders (1)

------------------------------------ ---------------------------- ------------------------- --------------------------
Total                                        11,150,847                    $12.44                   6,293,744
------------------------------------ ---------------------------- ------------------------- --------------------------

Notes:
(1)   The Company issued options to purchase Common Shares as part of two acquisitions which were approved by the
      TSX. The provisions of these plans are similar to the provisions set out in the Company's Stock Option Plan.


                 DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance purchased for the directors and officers as a group is $50 million. The annual premium payable by the Company in respect of such insurance is approximately $1.5 million. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

                    INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Company had any outstanding indebtedness to the Company or any of its subsidiaries as at February 26, 2005 or as at the date hereof.

            INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's last completed financial year, no proposed nominee for election as a director nor any associate any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

                   REPORT ON CORPORATE GOVERNANCE PRACTICES

The TSX has adopted a series of guidelines for effective corporate governance (the "TSX Guidelines") which require Canadian listed companies to disclose their corporate governance practices with specific reference to the TSX Guidelines. Disclosure of the Company's compliance with the guidelines is set out in Schedule "A" to this Management Information Circular. The Canadian Securities Administrators have recently proposed rules and policies in relation to corporate governance that will replace the TSX Guidelines and related disclosure requirements. The Company is reviewing these proposals and will make any necessary changes to its corporate governance disclosure when the new rules and policies come into effect.

                                 BOARD MANDATE

The Company's Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges, in part, its responsibility directly and through the Audit Committee, Compensation Committee and the Nomination Committee. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet without management or management directors present. With respect to the fiscal year ended February 26, 2005 the Board of Directors met four times, the Audit Committee met nine times and the Compensation Committee met formally once. The Nomination Committee was formed in late fiscal 2005. Attendance records of the members of the Board of Directors and Audit Committee for fiscal 2005 were as follows:

Attendance of Directors at Board of Director and Audit Committee Meetings


-----------------------------------------------------------------------------------------------------
Name                                    Board Meetings Scheduled/        Audit Committee Meetings
                                                 Attended                   Scheduled/Attended
-----------------------------------------------------------------------------------------------------
Michael Lazaridis                                  4/4                              N/A
-----------------------------------------------------------------------------------------------------
James L. Balsillie                                 4/4                              N/A
-----------------------------------------------------------------------------------------------------
Douglas E. Fregin                                  4/4                              N/A
-----------------------------------------------------------------------------------------------------
Kendall Cork                                       3/4                              9/9
-----------------------------------------------------------------------------------------------------
James Estill                                       4/4                              9/9
-----------------------------------------------------------------------------------------------------
John E. Richardson                                 4/4                              9/9
-----------------------------------------------------------------------------------------------------
Dr. Douglas Wright                                 4/4                              9/9
-----------------------------------------------------------------------------------------------------

Specific responsibilities of the Board of Directors include:

o reviewing and approving the Company's strategic and operating initiatives;
o reviewing and approving significant operational and financial matters and providing direction to management on these matters;
o reviewing and identifying the principal risks of the Company's business and ensuring implementation of appropriate systems to manage these risks;
o reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management; and
o involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel.

                               BOARD COMMITTEES

The Audit Committee met nine times during the year to review the interim and annual financial statements, notes and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and to make other recommendations to the Board of Directors. The Audit Committee has full and unrestricted access to the Company's internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. The Audit Committee also makes recommendations as to the implementation and operation of internal controls and financial reporting systems. Its responsibilities are set out in a written mandate approved by the Board of Directors.

The Compensation Committee is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Named Executive Officers, reviewing and making recommendations concerning the operation of the Company's Stock Option Plan and reporting to shareholders concerning executive compensation.

The Nomination Committee was formed in December, 2004 and will be involved in the selection and appointment of qualified, effective directors and for the review of individual directors.

For all of fiscal 2005, each of the Audit Committee, the Compensation Committee and the Nomination Committee were composed of outside and unrelated directors, consistent with the TSX Guidelines. The Company does not have an Executive Committee.

                         REPORT OF THE AUDIT COMMITTEE

The Audit Committee is mandated to oversee all audit and quarterly review engagements, the preparation of financial statements, the review of press releases for financial results, and the review of other regulatory documents as required. In addition, the Audit Committee is responsible for the oversight of the Company's accounting and financial reporting processes, the appointment and oversight of the Company's independent auditors, the preapproval of all audit services and permissible non-audit services and the establishment of procedures for the receipt and treatment of complaints regarding accounting, internal control or auditing matters.

The Audit Committee, which consists entirely of non-management independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, to review the Company's interim and annual consolidated financial statements, notes and MD&A of the Company. In addition, the Audit Committee reviews the independent auditor's report and discusses significant financial reporting issues, critical accounting policies and significant estimates and other auditing matters. The external auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings and recommendations to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee has discussed issues concerning independence of the auditors with the Company's auditors and has received written confirmation of such independence.

Based on the review and discussions above, the Audit Committee has recommended to the Board of Directors to include the audited consolidated financial statements, notes and MD&A in the annual report to the shareholders.

The members of the Audit Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report Presented by:

                      Douglas Wright (Chairman of Audit Committee)
                      Kendall Cork
                      James Estill
                      John Richardson

                OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                            ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

         (i) the 2005 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended February 26, 2005 together with the accompanying Auditor's Report;

         (ii) the interim unaudited consolidated financial statements for periods subsequent to February 26, 2005;

         (iii)    the MD&A;

         (iv)     this Management Information Circular; and

         (v)      the 2005 Annual Information Form.


Additional information relating to the Company can be found on the Canadian Security Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com. Financial information of the Company is provided in the Company's comparative financial statements and MD&A.

                                    GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents, together with the distribution of this Management Information Circular, have been approved by the board of directors of the Company.

DATED at Waterloo, Ontario, the 31st day of May, 2005.

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        (signed) Dennis Kavelman, Corporate
                                        Secretary


                                                      Schedule "A"
                                      Disclosure of Corporate Governance Practices

------------------------------------------------------------------------------------------------------------------------
TSX Corporate Governance                      Does the        Comments
Guidelines                                     Company
                                               Align?
------------------------------------------------------------------------------------------------------------------------
1.           Board should explicitly           Yes            The Board supervises the management of the Company's
             assume responsibility for                        business and affairs. The Board makes major policy
             stewardship of the Company                       decisions, delegates to management the authority and
             specifically for:                                responsibility for the day-to-day affairs of the Company
                                                              and reviews management's performance and effectiveness on
                                                              an on-going basis.
------------------------------------------------------------------------------------------------------------------------
        (a)  adoption of a strategic           Yes            The Board participates in the planning process process.
             strategic planning                               A portion of time at every board meeting is set aside to
                                                              discuss strategic planning and initiatives. Discussion is
                                                              encouraged and management benefits from the advice and
                                                              guidance of the Board on strategic issues.
------------------------------------------------------------------------------------------------------------------------
        (b)  identification of principal       Yes            The Board, during the review of the Company's strategic
             risks, and implementing                          objectives on an on-going basis, assesses the principal
             risk management systems                          business risks of the Company. The Board is assisted by
                                                              the Audit Committee which reviews the risk management
                                                              systems of the Company with management and the external
                                                              auditors.
------------------------------------------------------------------------------------------------------------------------
        (c)  succession planning and           Yes            The Board reviews its organizational structure and
             monitoring senior management                     succession planning matters. All non-related members of
                                                              the Board have the responsibility for succession planning
                                                              as it relates to senior management. The Board monitors the
                                                              Co-CEOs' performance and places with the Co-CEOs the
                                                              responsibility of monitoring other senior management.
------------------------------------------------------------------------------------------------------------------------
        (d)  communications policy             Yes            The Company has formed a Corporate Disclosure Committee
                                                              that is governed by a charter that sets out its mandate
                                                              and the Company has a corporate disclosure policy. The
                                                              policy deals with, among other things, how the Company
                                                              interacts with analysts, investors, other stakeholders and the public as well as how the Company complies with its
                                                              disclosure obligations. In addition, the Audit Committee
                                                              reviews press releases containing the quarterly results of the Company prior to release and all press releases of the
                                                              Company are reviewed by internal legal counsel. The
                                                              Company's disclosure policy has been established in
                                                              accordance with the relevant disclosure requirements under applicable Canadian and US securities laws.
------------------------------------------------------------------------------------------------------------------------
        (e)  integrity of internal             Yes            The Audit Committee requires management to implement and
             control and management                           maintain appropriate systems of internal control and
             information systems                              meets with management and the external auditors to assess
                                                              the adequacy and effectiveness of the these systems of
                                                              internal control. As required by the US Sarbanes-Oxley Act of 2002 ("SOX") and rules of the Canadian Securities
                                                              regulators, the Co-CEOs and CFO have provided certificates relating to the contents of the annual statutory reports
                                                              and have evaluated and reported on the effectiveness of
                                                              the Company's disclosure controls and procedures. The
                                                              Audit Committee meets with the Company's external auditors on a quarterly basis in conjunction with the Company's
                                                              quarterly results and also meets with external auditors
                                                              periodically, as necessary.
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
TSX Corporate Governance                      Does the        Comments
Guidelines                                     Company
                                               Align?
------------------------------------------------------------------------------------------------------------------------
2.           Majority of directors             Yes            Three of the directors of the Company are related
             should be "unrelated"                            directors of the Company and four of the directors of the
             (independent of management                       Company are unrelated directors within the meaning of the
             and free from conflicting                        TSX Guidelines. The Board believes that the current
             interest)                                        unrelated directors provide appropriate independent
                                                              representation for the benefit of public shareholders
                                                              of the Company.
--------------------------------------------------------------------------------------------------------------------
3.           Disclosure for each               Yes            Mr. Michael Lazaridis - Related - is President and
             director whether he or she                       Co-Chief Executive Officer of the Company.
             is related, and how that
             conclusion was reached                           Mr. James L. Balsillie - Related - is Chairman and
                                                              Co-Chief Executive Officer of the Company.

                                                              Mr. Douglas E. Fregin - Related - is Vice-President,
                                                              Operations of the Company.

                                                              For the remainder of the directors, none of them or their
                                                              associates has:
                                                              -  worked for the Company
                                                              -  material contracts with the Company
                                                              -  received remuneration from the Company with the
                                                                 exception of stock options and directors' fees.

                                                              Kendall Cork           -      Unrelated
                                                              James Estill           -      Unrelated
                                                              John Richardson        -      Unrelated
                                                              Dr. Douglas Wright     -      Unrelated

                                                              In determining whether or not a particular director is a
                                                              "related" director, the Board examined the factual
                                                              circumstances of each individual in the context of the TSX
                                                              Guidelines to ascertain whether or not such director is
                                                              free from any interest and any business or other
                                                              relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to
                                                              act with a view to the best interests of the Company,
                                                              other than interests and relationships arising from
                                                              shareholdings.
--------------------------------------------------------------------------------------------------------------------
4.   (a)     Appoint a committee               Yes            The Board has established a Nomination Committee
             responsible for                                  consisting of Kendall Cork, James Estill, John Richardson
             appointment/assessment of                        and Dr. Douglas Wright, all of whom are unrelated
             directors                                        directors. The Nomination Committee is governed by a
                                                              formal charter and has the responsibility for nominating
                                                              new directors and is guided by the following general
                                                              principles in deciding upon such appointments:

                                                              -  the specific skill set required on the Board at a given



------------------------------------------------------------------------------------------------------------------------
TSX Corporate Governance                      Does the        Comments
Guidelines                                     Company
                                               Align?
------------------------------------------------------------------------------------------------------------------------


                                                                 time taking into account the skill sets of the
                                                                 remaining Board members;

                                                              -  the academic and employment-related qualifications of
                                                                 the individual;

                                                              -  relevant industry experience; and

                                                              -  alignment with the philosophies of the Company,
                                                                 including a commitment to promote the implementation
                                                                 of the policies adopted by the Company
------------------------------------------------------------------------------------------------------------------------
        (b)  Composed exclusively of           Yes            All members are non-management directors and all
             non-management directors,                        members are "unrelated".
             the majority of whom are
             unrelated
------------------------------------------------------------------------------------------------------------------------
5.           Implement a process for           Yes            The Nomination Committee monitors the effectiveness
             assessing the effectiveness                      of the relationship between management and the Board,
             of the board, its committee                      the effectiveness of operation of the Board, Board
             and directors                                    committees and individual  directors and recommends
                                                              improvements to each of the above.
------------------------------------------------------------------------------------------------------------------------
6.           Provide orientation and           Yes            The Board and specifically the Nomination Committee
             education programs for new                       ensures that every new director possesses the capacities,
             directors                                        expertise, availability and knowledge required to fill
                                                              this position adequately. Reports relating to the
                                                              Company's business and affairs are provided to new
                                                              directors. In addition, new Board members meet with senior management of the Company to review the business,
                                                              technology and affairs of the Company. Currently, the
                                                              Nomination Committee is responsible for the orientation
                                                              and education of new directors.
------------------------------------------------------------------------------------------------------------------------
7.           Consider reducing size of         Yes            The Board has determined that the size of the Board is
             board, with a view to                            appropriate for the Company at this time and offers the
             improving effectiveness                          flexibility to respond quickly to corporate opportunities
                                                              and challenges as they arise from time to time. The Board
                                                              as currently constituted brings together a mix of skills,
                                                              backgrounds and attitudes that the Board considers
                                                              appropriate for the stewardship of the Company.
------------------------------------------------------------------------------------------------------------------------
8.           Review compensation of            Yes            In March 2005, the Board reviewed the compensation paid
             directors in light of risks                      to non-related directors and increased the annual payment
             and responsibilities                             to non-related directors to CDN$40,000. In addition,
                                                              subsequent to the completion of fiscal 2005, each
                                                              non-management director was granted 5,000 stock options.
                                                              Only non-related directors are compensated for acting as a director of the Company. The Board has determined that the compensation paid to non-related directors is adequate in
                                                              light of their risks and responsibilities and will review
                                                              such compensation on an annual basis. Although the Board
                                                              has determined that the size of the Board is adequate for
                                                              the Company at this time, in the event that circumstances
                                                              change that require an increased Board, the Nomination
                                                              Committee will be given the mandate to review the
------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------
TSX Corporate Governance                      Does the        Comments
Guidelines                                     Company
                                               Align?
------------------------------------------------------------------------------------------------------------------------


                                                              compensation of the directors in light of the risks and
                                                              responsibilities and bring the resulting suggestions to
                                                              the Board for its consideration.
------------------------------------------------------------------------------------------------------------------------
9.    (a)    Subject to Guideline 13,          Yes            The Board has three committees: the Audit Committee, the
             Committees should generally                      Compensation Committee and the Nomination Committee. All
             be composed of                                   of these committees are composed of non-management
             non-management directors                         directors.
------------------------------------------------------------------------------------------------------------------------
      (b)    Majority of committee             Yes            The Audit Committee consists of four members, all of whom
             members should be unrelated                      are unrelated directors. The Compensation Committee consists of two members, each of whom is unrelated. The Nomination
                                                              Committee consists of four members, each of whom is
                                                              unrelated. Under Nasdaq rules, the TSX Guidelines and
                                                              National Instrument 52-110, the members of each committee
                                                              are considered independent/unrelated.
------------------------------------------------------------------------------------------------------------------------
10.          Appoint a committee               No             Given the small size of the Board, the Company does not
             responsible for approach to                      have a Corporate Governance Committee, but regularly
             corporate governance issues                      reviews matters pertaining to governance including
                                                              committee membership and mandates, making recommendations
                                                              for change and for other such initiatives that may be
                                                              deemed to be in the interest of the Company in order to
                                                              improve corporate governance. As a practical matter, the
                                                              four unrelated members of the Board have taken an active
                                                              role in reviewing matters pertaining to governance;
                                                              however, the Board, as a whole, considers corporate
                                                              governance matters at all times. The Company has adopted a code of ethics.
------------------------------------------------------------------------------------------------------------------------
11.   (a)    Define limits to management's
             responsibilities by developing
             mandates for:

             (i)  the Board                    No             There is no specific written mandate for the Board beyond
                                                              statutory and fiduciary obligations which create a
                                                              mandate. Any responsibility which is not delegated to
                                                              senior management or a committee of the Board remains the
                                                              responsibility of the Board.

             (ii) the Co-CEOs                  No             The Board is satisfied at this time that it is not
                                                              necessary to develop written objectives for the Co-CEOs
                                                              but rather these are established through the process of
                                                              considering and approving the Company's strategic
                                                              objectives.
------------------------------------------------------------------------------------------------------------------------
      (b)    Board should approve CEO's        Yes            The Board in conjunction with management establishes
             corporate objectives                             annual general corporate objectives of the Company which,
                                                              in turn, are expected to be implemented by the Co-CEOs.
--------------------------------------------------------------------------------------------------------------------
12.          Establish structures and          Yes            The Company does not currently have a chairman separate
             the procedures to enable                         from management as one of the Co-CEOs, Mr. Balsillie, is




------------------------------------------------------------------------------------------------------------------------
TSX Corporate Governance                      Does the        Comments
Guidelines                                     Company
                                               Align?
------------------------------------------------------------------------------------------------------------------------


             the board to function                            also the Chair of the Board. In the view of the Board,
             independently of management                      the fact that Mr. Balsillie occupies both offices does
                                                              not impair the ability of the Board to act independently
                                                              of management; however, the Board is of the opinion that a close working relationship with the executive team is
                                                              currently in the best interests of the Company. The
                                                              unrelated members of the Board do meet regularly in
                                                              absence of management. In addition, directors can add
                                                              items to Board agendas which are distributed in advance of meetings and all directors are provided with information
                                                              by management, as required.
------------------------------------------------------------------------------------------------------------------------
13.   (a)    Establish an audit                Yes            The Audit Committee is mandated to monitor audit
             committee with a                                 functions, the preparation of financial statements,
             specifically defined mandate                     review press releases on financial results, review the
                                                              MD&A, review other regulatory documents as required, and
                                                              meet with outside auditors independently of management.
                                                              The Audit Committee operates under a formal charter which
                                                              takes into account current corporate governance
                                                              initiatives. The charter of the Audit Committee is
                                                              reviewed on an annual basis. The Audit Committee, which
                                                              has oversight responsibility for management reporting on
                                                              internal controls, requires that management implement and
                                                              maintain appropriate internal control procedures. The
                                                              Audit Committee meets with management to assess the
                                                              adequacy and effectiveness of these systems of internal
                                                              control.
------------------------------------------------------------------------------------------------------------------------
      (b)    All members should be             Yes            All four members of the Audit Committee are outside
             outside directors                                directors. The Audit Committee has determined that all
                                                              members of the Audit Committee are financially literate
                                                              and all have accounting or related financial experience.
------------------------------------------------------------------------------------------------------------------------
14.          Implement a system to             Yes            Individual directors may engage the services of an
             enable individual directors                      outside advisor, with the approval of the Board, in
             to engage outside advisors,                      accordance with the procedures set forth in the charters
             at Company's expense                             of the Board committees.
------------------------------------------------------------------------------------------------------------------------


                          RESEARCH IN MOTION LIMITED
                                 SCHEDULE "B"

BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

1. The Restricted Share Unit Plan of the Corporation, as summarized in the information circular of the Corporation dated May 31, 2005, is hereby authorized and approved, subject to the Corporation obtaining all required approvals from the Toronto Stock Exchange and other regulatory authorities;

2. The existing Stock Option Plan of the Corporation is hereby amended to reflect that the Common Shares currently reserved under the Stock Option Plan may, alternatively, be issued under the Restricted Share Unit Plan;

3. Any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such acts and things as may be deemed requisite or desirable as such director or officer may determine in consultation with the Toronto Stock Exchange, Nasdaq National Market and other regulatory authorities for the carrying out of the foregoing provisions of this resolution; and

4. Any director or officer of the Corporation be, and is hereby authorized to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to this resolution.

                                                                     DOCUMENT 2

                                      RIM
                               [GRAPHIC OMITTED]


                           RESEARCH IN MOTION LIMITED

                               FORM OF PROXY FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                          To be held on July 18, 2005

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY


         The undersigned shareholder of Research In Motion Limited (hereinafter called the "Company") hereby nominates and appoints James L. Balsillie, Chairman and Co-Chief Executive Officer of the Company, or failing him, Michael Lazaridis, President and Co-Chief Executive Officer of the Company, or instead of either of the foregoing __________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders to be held on July 18, 2005 at 6:30 p.m. and at all adjournments thereof (the "Meeting"), upon matters properly coming before the Meeting, as set forth in the related Notice of Meeting and Management Information Circular, both of which have been received by the undersigned. The undersigned specifies that the common shares of the Company registered in the name of the undersigned are to be voted (or withheld from voting) in respect of the matters listed below, as follows:

               1. FOR |_| or WITHHELD FROM VOTING IN RESPECT OF |_| the election of directors referred to in the Management Information Circular of the Company dated May 31, 2005, namely Michael Lazaridis, James Balsillie, Douglas Fregin, Kendall Cork, James Estill, John Richardson and Dr. Douglas Wright;

               2. FOR |_| or WITHHELD FROM VOTING IN RESPECT OF |_| the re-appointment of Ernst & Young LLP as independent auditors of the Company for the fiscal year ending February 25, 2006 and authorizing the directors to fix their remuneration.

               3. FOR |_| or AGAINST |_| the establishment of a restricted share unit plan in accordance with the resolution as set out in Schedule "B" to the accompanying Management Information Circular.


This proxy confers discretionary authority as to any amendments or variations proposed at the Meeting in respect of matters identified in the Notice of Annual Meeting of Shareholders dated May 31, 2005 and as to any other matters that may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment or other matters.

The shares represented by this proxy will be voted or withheld from voting as specified, but if no specification is made in respect of any matter, this proxy will be voted for the election of directors, the appointment of the auditors and the establishment of a restricted share unit plan.

The common shares of the undersigned represented by this proxy will be voted or withheld from voting in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof.

The persons named in this Proxy are directors or management of the Company. This proxy is solicited by and on behalf of management of the Company. A shareholder may appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the shareholder should insert such person's name in the space provided and strike out the current names.

The undersigned hereby revokes all prior proxies given with respect to the common shares of the undersigned and authorizes the person voting this proxy to inform holders of any prior proxy of such revocation.

Please sign name exactly as it appears on your share certificate. If the appointer is a company, the form of proxy must be executed under its corporate seal or signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate.

UNLESS THIS PROXY IS DATED IN THE SPACE PROVIDED BELOW FOR THAT PURPOSE, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE MANAGEMENT OF THE COMPANY.

         DATED this _____ day of __________________ , 2005.


                                     __________________________________________
                                     Signature of Shareholder

                                     __________________________________________
                                     Print name of shareholder as it appears on your share certificate

This proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, on or before the close of business on or before 5:00 p.m. (Eastern Standard Time) on July 14, 2005 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

                                                                     DOCUMENT 3

                            [RIM GRAPHIC OMITTED]

                          RESEARCH IN MOTION LIMITED

                 Notice of Annual Meeting of the Shareholders


         NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the "Meeting") of Research In Motion Limited (the "Company") will be held on July 18, 2005, at the Perimeter Institute For Theoretical Physics, 31 Caroline St. North, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1. TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended February 26, 2005 and the Auditor's Report thereon;

2.       TO ELECT the directors of the Company;

3. TO RE-APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors' remuneration;

4. TO CONSIDER the approval of the establishment of a restricted share unit plan as summarized in the accompanying management information circular; and

5. TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.


Details of the foregoing transactions are contained in the accompanying management information circular.

         A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his duly executed form of proxy with the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Street, 9th Floor, Toronto, Ontario, M5J 2Y1, on or before 5:00 p.m. (Eastern Standard Time) on July 14, 2005 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

         Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the meeting.

         The Company's annual report and the financial statements for the year ended February 26, 2005, together with the report of the auditor's thereon, the management information circular, the form of proxy and the supplemental mailing card (where applicable) accompany this notice. The management information circular is deemed to form part of this notice.

         DATED at Waterloo, Ontario this 31st day of May, 2005.

                                     BY ORDER OF THE BOARD


                                     (signed) Dennis Kavelman,
                                     Corporate Secretary

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           RESEARCH IN MOTION LIMITED
                                           ------------------------------------
                                                     (Registrant)

Date:  June 22, 2005                        By:  /s/ Dennis Kavelman
       -------------------------               --------------------------------
                                               Name:   Dennis Kavelman
                                               Title:  Chief Financial Officer